MONTPELIER RE HOLDINGS LTD.

MONTPELIER HOUSE	P.O. BOX HM 2079
94 PITTS BAY ROAD	HAMILTON, HM HX
PEMBROKE, HM 08	BERMUDA
BERMUDA

Via EDGAR

September 8, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                               Montpelier Re Holdings Ltd.

Form 10-K for the Fiscal Year ended December 31, 2008

Form DEF 14A

File No. 001-31468

Dear Mr. Rosenberg:

We are responding to your comment letter dated August 21, 2009, on behalf of Montpelier Re Holdings Ltd. (“Montpelier” or the “Company”), relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response and have included the page references related to such documents.

Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”)

Business

Written Premiums

By Broker, page 12

1.              We note your disclosure that brokers Aon Corporation, Marsh & McLennan Companies, Inc., and the Willis Group Holdings Limited provided a total of 74% of your gross written premiums for the year ended December 31, 2008.  We further note your risk factor disclosure that you are highly dependent upon these three brokers and that a loss of all or a substantial portion of the business provided by one or more of these brokers could have a material adverse effect on your financial condition and results of operations.  Please expand your disclosure to describe the material terms of any arrangement you have with each of these brokers for their services.  In addition, please file any written agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

T. 441.296.5550 F. 441.296.5551	Registered in Bermuda No.31262
info@montpelierre.bm www.montpelierre.bm

Response:

The Company advises the Staff that, in the context of Montpelier’s business, the primary role of brokers such as Aon Corporation (“Aon”), Marsh & McLennan Companies, Inc. (“Marsh”) and Willis Group Holdings Limited (“Willis”) is to assist ceding companies in negotiating and placing risks with third party reinsurers such as Montpelier.  In this capacity, the broker is selected and retained by the ceding company on a treaty by treaty basis, rather than by Montpelier, and the broker is not a party to the reinsurance contract.

The Company further advises the Staff that its U.K. Lloyd’s Managing Agent is a party to a Terms of Business Agreement (“TOBA”) with each of the brokers with which it transacts, including Aon, Marsh and Willis. The TOBA is a standard contract between a Lloyd’s broker and a managing agent, and has been mandatory since January 2002 under Lloyd’s broker bye-laws. The TOBA, which does not contemplate any provisions unique to our existing brokerage relationships, establishes a standard administrative framework for Lloyd’s broker relationships. From time to time we have also been requested to enter into similar agreements with these brokers as it relates to our other operations. We do not consider these agreements to be material contracts and do not believe that disclosure of the terms and conditions of these standard industry agreements would be of significance to our investors.

As such, we believe that we have no additional disclosure obligations pursuant to Item 601(b)(10) or otherwise concerning these three brokers.

The nature of our dependency on these brokers, as disclosed in our risk factors and on page 12 of our Form 10-K, relates to the high volume of business they consistently refer to us. Our relationship with such brokers is based on the quality of the underwriting and claims services we provide to our cedants and on our financial strength ratings.  Any deterioration in these factors could result in these brokers advising cedants to place their risks with other reinsurers rather than with the Company.

The Company notes the Staff’s comment and will include a statement in its future Form 10-K filings that clarifies the nature of its dependency on such brokers in a manner consistent with the preceding paragraphs.

Management’s Discussion and Analysis

Net Loss and LAE Reserves, page 46

2.              Please provide expanded disclosure regarding the favorable development on net loss and LAE reserves relating to prior year losses during the year ended December 31, 2008.  Quantify the amount of change due to each specific catastrophic event (i.e. the development for the 2004 and 2005 hurricane losses, 2007 European storm losses, and 2007 California wildfires).  Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.  Ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why the recognition in earlier periods was not required.

Response:

The Company advises the Staff that the favorable development on net loss and LAE reserves relating to prior year losses during 2008, broken down by specific catastrophe event, was as follows (in millions):

2005 hurricanes	$16.8
2007 UK floods	14.2
2007 Windstorm Kyrill	6.2
2005 train crash	5.0
2007 Australia floods	2.4
2007 California wildfires	2.2
2004 hurricanes	1.6
2007 Cyclone Gonu	1.4
Other	5.1

Total Property Catastrophe	$54.9

Beginning with its June 30, 2009 Form 10-Q, the Company has increased the extent to which its description of prior year development focuses on specific catastrophic events. We believe this emphasis, rather than the Company’s previous approach which was focused on prior year reserve development by business line, is consistent with the Staff’s comment.

Please note that our reserving process is highly dependent on the loss information we receive from our cedants. Further, this loss information represents only the first step in the reserving process.

As described on page 67 of the Form 10-K:

“Our loss and LAE reserves include both a component for outstanding case reserves for claims which have been reported and a component for IBNR for claims that have not been reported. Our case reserve estimates are initially set on the basis of loss reports from third-parties. IBNR consists of a provision for additional development in excess of the case reserves reported by ceding companies, as well as a provision for claims which have occurred but which have not yet been reported to us by ceding companies.”

With respect to the development reported in 2008, the information and experience obtained subsequent to the last reporting date incorporated changes in loss amounts reported to us by ceding companies, as well as reductions in IBNR recorded as a result of these loss advices and other information and events.

We note the Staff’s comment and will expand our MD&A disclosures in future Form 10-Q and 10-K filings to provide more detail of our loss reserve development by specific catastrophic event and to enhance our discussion of the nature and timing of any new information and experience obtained subsequent to the prior fiscal year.

For informational purposes we have included an example of this expanded disclosure, as applied to the disclosure contained on page 47 of the Form 10-K under the heading “Loss and LAE development — 2008”, as Appendix A to this letter.

DEF 14A

Executive Compensation

Executive Officer Compensation

Components of Compensation

A. Base Salary and Benefits, page 19

3.              We note your disclosure that you rely upon compensation information from your peer group companies and from independent local market annual surveys to ensure the competitiveness of your compensation programs.  Please explain how you used the data from the peer companies and surveys to determine salaries.  If you adjust executive compensation so that it reflects a specific percentile of peer group programs, please so disclose.

Response:

The Company advises the Staff that it collects peer group information and uses independent local market annual surveys in order to obtain a general understanding of the current compensation practices among other insurers and reinsurers. We do not use this information to formulaically target compensation relative to our peers.  Rather, this information provides us with a general overview of our market competitiveness.

The Company notes the Staff’s comment and will disclose in its future DEF 14A filings how it uses any data collected from peer group companies and independent local market annual surveys to determine compensation.

Employment and Other Agreements, page 33

4.              We note that you have described the material terms of the following agreements but have not filed the agreements as exhibits to your annual report:

a)  Service Agreement with Stanley J. Kott:

b)  Service Agreement with William Pollett.

Please file the agreements as an exhibit, or provide a legal analysis as to why the agreement need not be filed as an exhibit pursuant to item 601(b)(10)(iii)(A) of regulation S-K.

Response:

The Company advises the Staff that it filed Messrs. Kott and Pollett’s Service Agreements in its March 31, 2009 Form 10-Q as Exhibits 10.5 and 10.6, respectively.  As of February 27, 2009, the date of the filing of the Form 10-K, the Company had not yet finalized the determination of its Named Executive Officers and, as a result, did not file these services agreements as exhibits to the Form 10-K. The Company’s March 31, 2009 Form 10-Q, which contained these exhibits, was filed on May 6, 2009.

In connection with responding to your comments, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to contact me.

MONTPELIER RE HOLDINGS LTD.

/s/ MICHAEL S. PAQUETTE

Michael S. Paquette
Executive Vice President and Chief Financial Officer

cc:                                 Christopher L. Harris, President and Chief Executive Officer

Jonathan B. Kim, General Counsel, Secretary and Senior Vice President

Allan W. Fulkerson, Chairman, Audit Committee

Tom E.C. Miller, Partner, PricewaterhouseCoopers - Bermuda

Appendix A

Loss and LAE development — 2008

Net favorable loss and LAE development occurring in 2008 that related to prior year losses was $104.8 million. Summaries by line of business are as follows:

•                 Net estimated ultimate Property Catastrophe losses for prior years decreased by $54.9 million due primarily to reassessments made during 2008 associated with: 2005 hurricanes ($16.8 million); 2007 U.K. floods ($14.2 million); 2007 windstorm Kyrill ($6.2 million); 2005 train crash ($5.0 million); 2007 Australian floods ($2.4 million); 2007 California wildfires ($2.2 million); 2004 hurricanes ($1.6 million); 2007 Cyclone Gonu ($1.4 million) and “other” catastrophic events ($5.1 million).

The favorable development relating to the 2007 loss events previously mentioned was principally the result of new information received from cedants and experience obtained subsequent to the reporting date.  Our initial loss estimates, consisting primarily of IBNR, were based on cedants’ claims advices, other loss data relevant to the contracts and industry information.  During 2008, the cedants affected by these 2007 loss events reported a lower value of ultimate losses than we had originally anticipated. As a result of this additional year of experience, we were able to place more reliance on the completeness of claims advices received from cedants than we could during 2007, and consequently we reduced our estimate of ultimate net loss and LAE for such events during 2008.

The favorable development relating to the 2004 and 2005 hurricanes and “other” catastrophic events previously mentioned was principally the result of reductions in cedant’s reported case loss reserves.  The $5.0 million favorable development relating to a 2005 train crash represented a subrogation recovery received in 2008 that was greater than the amount previously estimated by the Company. Of the favorable development relating to 2005 hurricane losses, $3.9 million related to a claim being overturned on appeal during 2008.

•                  Net estimated ultimate Property Specialty losses from prior year events decreased by $26.6 million.  The decrease was due to a decrease in expected ultimate losses related to several large individual losses and a further $3.0 million subrogation recovery relating to the 2005 train crash previously mentioned.

•                  Net estimated ultimate Other Specialty losses for prior years decreased by $23.3 million due to favorable development related to several losses spanning many classes of business within the Other Specialty lines. This favorable development included a $9.8 million reduction in reserves related to our medical malpractice line which was made in response to loss information reported by cedants during 2008.